Filed Pursuant to Rule 424(b)(3)
Registration No. 33-155428

SUPPLEMENT NO. 8 DATED MAY 8, 2012
TO THE PROSPECTUS DATED JUNE 8, 2009

REDWOOD MORTGAGE INVESTORS IX, LLC

This Supplement No. 8 updates certain information contained in the prospectus of Redwood Mortgage Investors IX, LLC, dated June 8, 2009, and Supplement No. 7 thereto, dated April 27, 2012.  Important additional information regarding the company and the risks involved in investing in the company are contained in the prospectus, as supplemented.  You should carefully read this Supplement No. 8 in conjunction with the prospectus, as supplemented.  Unless otherwise defined in this supplement, all capitalized terms used have the meanings given them in the prospectus.

The purpose of this supplement is to describe, among other things, the following:

•	updated disclosure regarding certain risk factors associated with investing in the units

•	supplemental information regarding our distributions to members

•	supplemental information regarding our prior performance tables

There is a high degree of risk associated with investing in the units.  See “Risk Factors” beginning on page 18 of the prospectus, page 4 of Supplement 7 and the first page of this supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if the prospectus or this supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

1.           Risk Factors

The following new risk factor entitled “We May Pay Distributions from Sources other than Cash Flow From Operating Activities Which Will Result in Fewer Funds Available to Invest in Mortgages and Could Reduce Our Members’ Overall Return” is hereby inserted on page 30 of the prospectus (as the second risk factor on such page):

We May Pay Distributions From Sources Other Than Cash Flow From Operating Activities Which Will Result in Fewer Funds Available to Invest in Mortgages and Could Reduce Our Members’ Overall Return
In the event we do not have enough cash flow from operating activities to fund our distributions, we may need to defer or reduce distributions or fund distributions from cash on hand, which may include proceeds from offerings and loan repayments from borrowers.  Through December 31, 2011, we had received aggregate gross offering proceeds of approximately $11,568,188 million in our initial public offering.  We commenced active operations and began originating and funding loans in October 2009.  For the years ended December 31, 2010 and 2011, we funded 100% and 77% of our distributions, respectively, using cash flow from operating activities, and we funded 0% and 23% of our distributions, respectively, using proceeds from loan repayments from borrowers.  If we continue to pay distributions from sources other than cash flow from operating activities, we will have fewer funds available to invest in mortgages, which may reduce our members’ overall returns.

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2.           Supplemental Information in “DISTRIBUTION POLICIES” Section

A new section entitled “DISTRIBUTION POLICIES — Distributions” is hereby inserted immediately after the section entitled “DISTRIBUTION POLICIES — Allocation of Net Profit and Net Losses” on page 102 of the prospectus.  Such new section shall read in its entirety as follows:

Distributions.  The company, in accordance with its operating agreement, allocates profits and losses and distributes cash monthly to members who have not elected to participate in our distribution reinvestment plan.  The amount distributed is based on an annual forecast of profits which is adjusted for any surplus or shortfall from the prior year resulting from a forecast-to-actual difference.  The requirement to maintain a cash reserve in the company is considered in determining whether the amount that would otherwise be distributed requires adjustment.

We commenced active operations in October 2009.  In 2009 and 2011, we did not generate enough cash flow from operating activities to fully fund distributions.  Therefore, some of our distributions in those years were paid from sources other than cash flow from operating activities.  Distributions in excess of our cash flow from operating activities have been funded from cash on hand, which may include proceeds from offerings and loan repayments from borrowers.

Net cash provided by (used in) operating activities, net income, and distributions to members, from inception to December 31, 2011, are summarized in the following table:

Date	Net Cash Provided By (Used In) Operating Activities ($)	Net Income ($)	Distributions to Members ($)	Distributions to Managers ($)
Jul - Sep 09	0	0	0	0
Oct - Dec 09	-68,128	14,055	13,914	141
Jan - Mar 10	-27,333	27,335	28,048	179
Apr - Jun 10	137,616	23,534	38,713	0
Jul - Sep 10	45,968	56,474	58,414	0
Oct - Dec 10	54,852	58,341	78,800	1,477
Jan - Mar 11	64,741	96,883	112,962	0
Apr - Jun 11	125,021	116,177	147,873	2,131
Jul - Sep 11	117,179	151,211	162,965	-2,131
Oct - Dec 11	153,654	153,681	176,990	0
TOTAL	603,570	697,691	818,679	1,797

During 2011 and 2010 the company’s distributed annualized yield was 6.50%.  The company’s cash distributions to members (excluding redemptions) during 2011 and 2010 were $600,790 and $203,975, respectively.

Net income recorded during 2011 and 2010 for members was $512,772 and $164,028, respectively.  The difference between net income and cash distributions was due to the managers anticipating investing excess cash in additional quality loans throughout the year, which due to the financial markets and the general economic conditions did not present themselves.  The managers believe in 2012 the difference will be recouped and therefore are not anticipating a permanent capital reduction.

3.           Supplemental Information Tabular Information Concerning Our Prior Performance

A new section entitled “TABULAR INFORMATION CONCERNING OUR PRIOR PERFORMANCE” is hereby inserted immediately after the section entitled “TABULAR INFORMATION CONCERNING OUR PRIOR PROGRAMS” on page 110 of the prospectus.  Such new section shall read in its entirety as follows:

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TABULAR INFORMATION CONCERNING OUR PRIOR PERFORMANCE

Appendix II contains prior performance and investment information for our company’s initial public offering.  Tables I through III of Appendix I contain unaudited information relating to our initial public offering, and our managers’ experience in raising and investing funds, compensation of our managers and their affiliates and operating results of our initial public offering as of December 31, 2011.  Table IV of Appendix II is omitted since the company has not completed operations.  Table V of Appendix II contains unaudited information relating to the payment of the company’s mortgage loans.

Purchasers of the units offered by this prospectus should not assume that the results set forth in Appendix II will be indicative of our future results.  Moreover, the operating results for the prior programs identified in Appendix I of the prospectus, which have not completed their operations, should not be considered indicative of future results of such prior programs or whether such prior programs will achieve their investment objectives which will in large part depend on facts that cannot now be determined.

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APPENDIX II – PRIOR PERFORMANCE TABLES

The information contained in the following prior performance tables consists solely of information related to the company’s initial public offering.  The purpose of the tables is to provide information on the performance of the company’s managers in its  initial public offering to assist prospective investors in evaluating the experience of the managers as sponsors of this type of program.  The inclusion of these tables, which are not typically required and which may not necessarily be provided in the future, does not imply that the investors in this offering will experience results comparable to those experienced by investors to date in the initial public offering.

The tables consist of:

TABLE I - EXPERIENCE IN RAISING AND INVESTING FUNDS

Table I summarizes, as a percentage basis, all funds received through December 31, 2011, for the initial public offering of the company.

TABLE II - COMPENSATION TO MANAGERS AND AFFILIATES

Table II summarizes the compensation paid to the managers and affiliates in connection with the initial public offering of the company.

TABLE III - OPERATING RESULTS OF THE COMPANY

Table III summarizes the annual operating results from inception in 2009, through December 31, 2011, for the company.

TABLE IV- RESULTS OF COMPLETED PROGRAMS

Table IV is omitted since the company has not concluded operations.

TABLE V - PAYMENT OF MORTGAGE LOANS

Table V presents information on the payment of the company’s mortgages within the three (3) years ended December 31, 2011.

The inclusion of the following tables in the prospectus does not imply that the company will continue to make investments comparable to those reflected in the tables with respect to cash flow, income tax consequences available to investors, or other factors, nor does it imply that the company will continue to experience returns, if any, comparable to those experienced to date by the company in its initial public offering.

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TABLE I
EXPERIENCE IN RAISING AND INVESTING FUNDS
REDWOOD MORTGAGE INVESTORS IX, LLC
(AS OF DECEMBER 31, 2011)
(NOT COVERED BY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

Table I presents in tabular form on a percentage basis, all proceeds received by Redwood Mortgage Investors IX, LLC in its initial public offering through December 31, 2011.  Table I also sets forth on a percentage basis, how the proceeds were utilized by the company.  In addition, Table I sets forth information with respect to the date the initial public offering commenced and the length of the offering.  Please be advised that there can be no assurance that the results below will be indicative of the company’s future results.

1st Offering
Dollar Amount Offered	$187,500,000
Dollar Amount Raised (100%)	$11,568,188
Less Offering Expenses:
Organization Expense	4.50%
Selling Commissions Paid to Non Affiliates (1)	0
Selling Commissions Paid to Affiliates	0
Percentage Available for Investment
Net of Offering Expenses	95.50%
Loans Funded from Offering Proceeds Secured
by Deeds of Trust (2)	86.50%
Formation Loan	7.00%
Loan Commitments	0
Loan Application or Mortgage
Processing Fees	0
Funds Available for Future Commitments (2)	0
Reserve	2.00%
Total	95.50%

Date Offering Commenced	06/08/09
Length of Offering (ongoing)	31 months
Months to Commit 90% of Amount Available for
Investment (Measured from Beginning of Offering)	N/A
Percent of Leverage Used (3)	0.00%

(1)
Selling commissions are paid by Redwood Mortgage Corp. to broker-dealers from the proceeds of a formation loan borrowed from RMI IX.  The formation loan is unsecured, non-interest bearing and is not guaranteed.  The formation loan will be repaid over a period of 10 years following the completion of the offering and will be reduced partially by a portion of applicable early redemption penalties paid to RMI IX.  Participating broker-dealers receive selling commissions of 7% of gross offering proceeds.

(2)	Loans repaid by borrowers are available for investment in new loans.

(3)	RMI IX has no borrowings as of December 31, 2011.

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TABLE II
COMPENSATION TO MANAGERS AND AFFILIATES
(AS OF DECEMBER 31, 2011)
(NOT COVERED BY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

Table II sets forth in tabular form, the compensation received by the managers and affiliates in connection with the current initial public offering of units in the company as of December 31, 2011.

RMI IX
Date Offering Commenced (1)	06/08/09
Dollar Amount Raised (2)	$11,568,188
Amount Paid to Managers and
Affiliates from:
Offering Proceeds	0
Selling Commissions	0
Loan Application or Loan Processing Fees	0
Reimbursement of Expenses, at Cost	503,698
Acquisition Fees	0
Advisory Fees	0
Other	0
Loan Points, Processing and Other Fees Paid
by the Borrowers to Affiliates:
Points (3)	$207,613
Processing Fees (3)	16,804
Reconveyance Fees (3)	540
Dollar Amount of Cash Generated from
Operations Before Deducting
Payments to Managers and Affiliates	767,264
Amount Paid to Managers and Affiliates
from Operations:
LLC Management Fees	1,289
Mortgage Servicing Fee	21,764
Reimbursement of Expenses, at Cost	45,212
Early Withdrawal	2,229
Administrative Fees	93,200
Managers’ 1% Interest in Profits (Loss)	6,977

(1)         Indicates the date of the initial public offering of the company commenced.
(2)	Indicates the aggregate dollar amount raised in the initial public offering of the company as of December 31, 2011.
(3)         These sums were paid by borrowers of company funds, and were not expenses of the company.

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TABLE III
OPERATING RESULTS OF REDWOOD MORTGAGE INVESTORS IX, LLC
RMI IX – AGGREGATED (AS OF DECEMBER 31, 2011)
(NOT COVERED BY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

Table III presents the annual operating results of the company since inception.

	2009	2010	2011

Gross Revenues	$17,649	$190,461	$593,612
Profit on sale of properties	—	—	—
Less: Operating expenses	3,594	22,215	67,627
Interest expense	-	2,562	8,033
Depreciation	—	—	—
Net Income – GAAP Basis	14,055	165,684	517,952
Taxable Income
– from operations	14,055	165,684	517,952
– from gain on sale	—	—	—

Cash generated from operations	(68,128)	211,103	460,595
Cash generated from sales	—	—	—
Cash generated from refinancing	—	—	—
Cash generated from operations, sales
and refinancing	(68,128)	211,103	460,595
Less: Cash distributions to investors
– from operating cash flow	—	203,975	460,595
– from sales and refinancing	—	—	—
– from other	13,914	—	140,195
Cash generated (deficiency) after cash distributions	(82,042)	7,128	(140,195)
Less: Special items (not including sales and
refinancing) (identify and quantify)	—	—	—
Cash generated (deficiency) after cash
distributions and special items	$(82,042)	$7,128	$(140,195)

Table III continued on following page

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TABLE III (continued)
OPERATING RESULTS OF REDWOOD MORTGAGE INVESTORS IX, LLC
RMI IX – AGGREGATED (AS OF DECEMBER 31, 2011)
(NOT COVERED BY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

	2009	2010	2011

Tax and Distribution Data Per $1,000 Invested
Federal Income Tax Results:
Ordinary income (loss)
– from operations	$16	$52	$56
– from recapture
Capital gain (loss)
Cash Distributions to Investors by Source
(on GAAP basis)
– Investment income	16	52	56
– Return of capital	0	13	9
Source (on cash basis) (1)
– Sales
– Refinancing
– Operations	0	65	50
– Other	16	0	15
Amount (in percentage terms) remaining invested
in program properties at the end of the last year
reported in the Table (original total acquisition
cost of properties retained divided by original total
acquisition cost of all properties in program)(2)	N/A	N/A	N/A

NOTES:	(1)
The company, in accordance with its operating agreement, allocates profits and losses and distributes cash monthly to members who have not elected to participate in our distribution reinvestment plan. The amount distributed is based on an annual forecast of profits which is adjusted for any surplus or shortfall from the prior year resulting from a forecast-to-actual difference. The requirement to maintain a cash reserve in the company is considered in determining whether the amount that would otherwise be distributed requires adjustment.

We commenced active operations in October 2009. In 2009 and 2011, we did not generate enough cash flow from operating activities to fully fund distributions. Therefore, some of our distributions in those years were paid from sources other than cash flow from operating activities. Distributions in excess of our cash flow from operating activities have been funded from cash on hand, which may include proceeds from offerings and loan repayments from borrowers.

(2)	Funds from loan repayments from borrowers are available for investment in new loans.

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TABLE IV
RESULTS OF COMPLETED PROGRAMS
(NOT COVERED BY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

Table IV is omitted since the company has not concluded operations.

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TABLE V
PAYMENT OF LOANS
REDWOOD MORTGAGE INVESTORS IX, LLC
FOR THE THREE YEARS ENDED
DECEMBER 31, 2011
(NOT COVERED BY REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM)

SINGLE FAMILY (county)

		CLOSED	LOAN	INTEREST/	PROCEEDS
PROPERTY	FUNDED	ON	AMOUNT	LATE/MISC	TO DATE
Riverside	11/19/09	03/24/10	104,000.00	3,498.48	107,498.48
Los Angeles	10/23/08	12/07/10	248,240.00	50,192.08	298,432.08
Los Angeles	07/15/09	12/30/10	269,745.37	31,503.91	301,249.28
San Mateo	03/08/11	04/29/11	1,000,000.00	10,676.63	1,010,676.63
Santa Clara	12/06/10	05/03/11	877,500.00	30,499.15	907,999.15
San Francisco	01/27/11	08/10/11	100,000.00	5,536.08	105,536.08
Riverside	06/18/09	10/03/11	111,800.00	24,930.13	136,730.13
San Francisco	07/14/11	09/26/11	275,000.00	5,960.71	280,960.71

MULTIPLE UNITS (county)

		CLOSED	LOAN	INTEREST/	PROCEEDS
PROPERTY	FUNDED	ON	AMOUNT	LATE/MISC	TO DATE
Los Angeles	05/21/10	08/16/10	178,000.00	3,818.10	181,818.10
Alameda	02/14/11	12/05/11	750,000.00	56,552.02	806,552.02

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